Exhibit 99.1

Jianpu Announces Findings of Independent Review, and Provides Update on Financial Statement Review and NYSE Compliance

BEIJING, February 16, 2021 — Jianpu Technology Inc. (“Jianpu” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced the results of the previously disclosed independent review conducted by the independent audit committee of its board of directors (the “Audit Committee”) regarding certain matters relating to transactions between the Company and third-party business entities, and provided an update on its financial statements review and NYSE compliance.

The Independent Review

As previously disclosed by the Company in its Notification of Late Filing (Form 12b-25) on June 15, 2020, the Audit Committee, with the assistance of advisers, had been conducting an internal review of certain matters relating to transactions between the Company and third-party business entities. Specifically, the Audit Committee retained Paul Hastings LLP as independent legal counsel to assist in conducting a review of certain matters relating to transactions carried out by the Credit Card Recommendation Business Unit of the Company (the “Credit Card BU”) with third-party business entities (the “Review”). The Audit Committee was also assisted by forensic accounting experts from a Big-Four accounting firm that is not the Company’s auditor which worked under Paul Hasting’s direction.

The Review is now substantially complete. The Review entailed procedures that the Audit Committee and the above-mentioned professional advisers, in their professional judgment, considered necessary and sufficient to investigate the issues, including, but not limited to, review of documents and data from multiple Company employees (such as review of emails and other electronic files and communications); interviews of Company employees and relevant third parties; and analysis and testing of the Company’s relevant transactions, and books and records. The Company cooperated with the Review.

Summary of Findings

The following is a summary of the principal findings of the Review as of the date hereof.  Unless otherwise indicated, the Review findings generally cover the fiscal years 2017 through 2019.

The Review found that certain transactions involved third-party agents (including both upstream agents and downstream suppliers) with undisclosed relationships, and some transactions lacked business substance (“questionable transactions”).  As a result, certain revenue and associated expenses were inflated or inaccurately recorded in the financial statements.  Evidence suggested that certain employees from the Credit Card BU may have known about or been involved in certain of the questionable transactions that resulted in inflated sales commissions to such employees.  In relation to the questionable transactions, the Review found that certain employees improperly altered supporting documents that were provided to the Company’s external auditor.

Other than a business unit head-level employee who has since been terminated, the Review did not find any evidence that other members of senior management who supervised the Credit Card BU knew about or participated in any of the questionable transactions.

Follow-up Financial Impact Assessment

The Company is assessing the overall financial impact of the questionable transactions on its financial statements, including the adjustment of the revenue recognized for the fiscal years 2018 and 2019 to net-based recognition and the reversal of certain revenue and the related costs and expenses. The Company anticipates the total amount of overstated revenue for the fiscal years 2018 and 2019 to be approximately, RMB 90 million and RMB 164 million, respectively, representing approximately 4.5% and 10.1% of the total revenue previously reported by the Company for such years, and the adjustment to overstated cost and expenses together with the reserve for potential credit loss to be approximately RMB 90 million and RMB 130 million for the fiscal years of 2018 and 2019, respectively, resulting in a minimal net profit impact for the fiscal year 2018 and RMB 34 million of net loss impact for the fiscal year 2019.

The Company’s consolidated financial statements for fiscal year 2018 will be restated accordingly; the previously issued audited financial statements for the fiscal year 2018 and the auditor’s report can no longer be relied upon. Moreover, investors must exercise caution when using the Company’s previously announced unaudited financial information for the fiscal year 2019.

Remedial Measures in Response to Review

The Company, with input from the Audit Committee and the above-described professional advisers, has prepared a remediation plan in response to the Review, including but not limited to (i) disciplinary actions against employees found to have engaged in misconduct, (ii) termination of cooperation with high-risk third-party agencies, (iii) adjustment of the Company’s internal structure and reporting lines where appropriate, (iv) enhancement of the Company’s internal policies and controls (including the identification and remediation of potential material weaknesses and control deficiencies), as well as financial reporting function, and (v) conducting follow-on reviews of additional business units that may share similar internal controls vulnerabilities as those identified in the Credit Card BU and taking further remedial actions as necessary and appropriate; (vi) conducting additional training for Company employees regarding the issues implicated in the Review findings.  The Company is in the process of implementing the remediation plan.

Financial Statement Review and NYSE Compliance

In light of the Review’s findings thus far, the Company’s previously published audited financial report for fiscal year 2018 will be restated.  The Company cannot at this time provide an estimate of the timing of completing the financial statements for fiscal year 2019.

As previously disclosed, on July 2, 2020, the Company received a notice from NYSE Regulation indicating that the Company was not in compliance with Section 802.01E of the NYSE Listed Company Manual as a result of not filing in a timely manner its Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”) with the Securities and Exchange Commission.  The Company is making all efforts to complete the aforementioned financial statement review, and intends to file the 2019 Form 20-F as soon as possible and no later than July 1, 2021 to regain compliance with Section 802.01E of the NYSE Listed Company Manual.

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068
E-mail: IR@rong360.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail: jianpu@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: jianpu@tpg-ir.com